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                              February 22, 2021

       Shilow Shaffier
       CEO, President, CFO and Secretary
       3D Pioneer Systems, Inc.
       Level 1, 220 Albert Road
       South Melbourne, VIC 3205 Australia

                                                        Re: 3D Pioneer Systems,
Inc.
                                                            Form 10-12G/A
                                                            Filed February 11,
2021
                                                            File No. 000-56089

       Dear Mr. Shaffier:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

       Form 10-12G/A filed February 11, 2021

       General

   1. We note your updated disclosure on page 7 relating to your status as an emerging growth company. Please include
a risk factor explaining that your election to avail yourself of the extended transition
period for complying with new or revised accounting standards under
                                                        Section 102(b)(1)
allows you to delay the adoption of new or revised accounting standards that have different
effective dates for public and private companies until those standards apply to private
companies. Also, state that as a result of this election, your financial statements may not be
comparable to companies that comply with public company
                                                        effective dates.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Shilow Shaffier
3D Pioneer Systems, Inc.
February 22, 2021
Page 2

       You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra
Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at
(202) 551-3453
with any other questions.



                                                          Sincerely,
FirstName LastNameShilow Shaffier
                                                          Division of
Corporation Finance
Comapany Name3D Pioneer Systems, Inc.
                                                          Office of Technology
February 22, 2021 Page 2
cc:       William B. Barnett, Esq.
FirstName LastName